OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

Spencer G. Feldman

212-451-2234

E-mail: sfeldman@olshanlaw.com

September 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Filing of Preliminary Proxy Statement

Legacy Housing Corporation

Commission File No. 001-38761

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of the Company’s preliminary proxy statement and form of proxy (the “Proxy Material”), which will be distributed to the holders of the Company’s Common Stock in connection with its Annual Meeting of Stockholders scheduled to be held on November 8, 2019, in Bedford, Texas (the “Annual Meeting”).  The Proxy Material includes a cover page in the form specified in Schedule 14A.

The Company anticipates distributing to its stockholders the Company’s 2018 Annual Report on Form 10-K together with the Proxy Material in satisfaction of the requirement of Rule 14a-3.  The Company has advised us that the financial statements in such Annual Report reflect no change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.  The Proxy Material is the only soliciting material that will be furnished to the Company’s stockholders in connection with the Annual Meeting.

Please address any comments or questions that you may have concerning the Proxy Material to Neal J. Suit, the Company’s Executive Vice President and General Counsel, or to me.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:                                Neal J. Suit, Esq.

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